March 7, 2007

Claire Erlanger

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Tyson Foods, Inc.

Form 10-K for the year ended September 30, 2006
Filed December 13, 2006
File No. 001-14704

Dear Ms. Erlanger:

In response to your letter dated February 21, 2007, Tyson Foods, Inc. (“Tyson” or the “Company”) submits the accompanying responses to the comments set forth in your letter. For the staff’s convenience, we have restated each comment in its entirety with Tyson’s response following immediately thereafter. Please telephone me (479-290-4722) or either of my colleagues, Craig Hart, Senior Vice President, Controller and Chief Accounting Officer (479-290-3705), or Read Hudson, Vice President, Associate General Counsel and Secretary (479-290-7023), with questions or comments.

The Company acknowledges the adequacy and accuracy of the disclosure in the filings are the responsibility of the Company. The Company acknowledges staff comments or changes in response to staff comments in the reports on Forms 10-K and 10-Q do not foreclose the Commission from taking any action with respect to the filings. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wade D. Miquelon

Wade D. Miquelon

Executive Vice President and
Chief Financial Officer

cc:	Mr. Richard L. Bond, President and Chief Executive Officer
Mr. Al Gonzalez-Pita, Executive Vice President and General Counsel
Mr. Craig J. Hart, Senior Vice President, Controller and Chief Accounting Officer
Mr. R. Read Hudson, Vice President, Associate General Counsel and Secretary
Audit Committee, Board of Directors
Mr. Jim Havel, Ernst & Young LLP

Form 10-K for the Fiscal Year Ended September 30, 2006

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

-Goodwill and Other Intangible Assets, page 45

SEC Comment # 1

We have reviewed your response to our prior comment number 5 in which you explain the methods and assumptions used to evaluate the goodwill allocated to Beef segment for potential impairment. In light of the operating losses experienced during each of the past two fiscal years by this segment, as well as the operating loss sustained by this segment in the first quarter of fiscal 2007, please expand your disclosure in MD&A in future filings to explain in further detail how management evaluates the goodwill assigned to its various segments for potential impairment. Additionally, future filings should include disclosure of why management does not believe the goodwill assigned to the Beef segment is impaired in spite of the operating losses experienced by this segment during each of the past two fiscal years and the first quarter of fiscal 2007.

Tyson Response

The Company has considered the staff’s comment and beginning with the Company’s Form 10-Q for the period ended March 31, 2007, the Company will expand the disclosures of how management evaluates goodwill assigned to its segments. Additionally, if the Beef segment continues to experience significant operating losses and has not recognized impairment of its goodwill, the Company will disclose why the Company believes the Beef segment goodwill is not impaired.

Note 15. Income Taxes

SEC Comment # 2

We have reviewed your response to our prior comment number 9 but are still unclear as to the specific nature and timing of the facts or circumstances that resulted in the adjustment during fiscal 2006 to recognize $12 million of estimated tax reserves for Canadian income and withholding taxes. Please explain in further detail the nature of the additional facts obtained during 2006 which resulted in the recognition of these reserves. Your response should also explain in further detail why you believe this adjustment represents a change in estimate pursuant to APB 20 rather than the correction of an error.

Tyson Response

In fiscal 2006, the Company initiated a detailed review process to assess the adequacy of all tax account balances. This review process also included a review of reserves for certain tax positions taken related to the Company’s Canadian operations. The Canadian tax issues were associated with intercompany transactions with Canadian subsidiaries and the related impact on (a) Canadian income tax withholding related to possible deemed dividends and (b) the imputation of interest income on receivables for Canadian income tax purposes.

In fiscal 2006, the Company, in consultation with its Canadian tax advisors, reviewed the factors considered in determining the exposure relating to the Canadian income tax withholding and the imputation of interest income. Based on the information obtained from its Canadian tax advisors, further evaluation of the risks associated with the applicable withholding rules and regulations associated with the possible deemed dividends, and the additional time that had transpired without either repayment of the loan or a near-term extinguishment plan, the Company concluded additional tax reserves of $12 million, which arose over a number of years, were necessary.

As a result of the process of evaluating the change in reserves, the Company did not believe this was a correction of an error as it was not related to the misapplication of accounting principles or oversight or misuse of facts that existed in prior periods. Rather, the Company concluded this change was primarily associated with (a) improved insight regarding the Company’s evaluation of the exposure associated with the applicable withholding rules and regulations related to possible deemed dividends and (b) improved judgment applicable to the longevity of the existing receivable, all based upon the facts known as of the end of fiscal 2006. Accordingly, the Company concluded this was a change in accounting estimate in accordance with APB Opinion No. 20 Accounting Change paragraphs 10 and 13.

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